

May 6, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mai
Washington, DC 20549
UNITED STATES OF AMERICA



Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 024/2003**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I) in April 2003

  Date: May 6, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower Phahon Yothin Rd., Samsen Nai Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 0-2299-5000 Fax : (662) 0-2299-5196

-Translation-

SH 024/2003

May 6, 2003

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in April 2003

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 29,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002 at price 0 baht. The exercise date will be made within the last five business days of every month between 09.00 a.m. to 4.00 p.m., the second exercise date was between April 24 - 30, 2003. The details of exercise and conditions of warrants are as follows;

Exercise Ratio	:	1 warrant per 1 ordinary share
Exercise Price	:	Baht 17.80 per share
Maturity of warrants	:	5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	:	29,000,000 shares

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) between April 24 - 30, 2003, as follows;

The number of exercised warrants	:	-None-
The number of remaining unexercised warrants	:	29,000,000 units

Please be informed accordingly.

Yours sincerely,

-Signed-

Mrs. Siripen Sitasuwan
Director
Shin Corporation Public Company Limited

Compliance Department
Tel. 02-2995226